Exhibit 99.70

FEE RULE

FORM 13-502F1

CLASS 1 REPORTING ISSUERS -- PARTICIPATION FEE

Reporting Issuer Name:	SANDSTORM GOLD LTD.

End date of last completed fiscal year:	December 31, 2011

Market value of listed or quoted securities:

Total number of securities of a class or series outstanding as at the issuer’s last completed fiscal year		318,063,147

		common shares	(i)

Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.7(a)(ii)(A) and (B) of the Rule)		$0.717 (ii)

Market value of class or series		(i) X (ii) =	$228,051,276	(A)

(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year, being:

(a) 99,344,186 publicly traded warrants having a simple average closing price of that class as of the last trading day of each month of the last completed fiscal year of $0.355 = $35,267,186; plus
(b) 19,692,025 publicly traded warrants having a simple average closing price of that class as of the last trading day of each month of the last completed fiscal year of $0.316 = $6,222,679).
			$41,489,865	(B)

Market value of other securities at end of the last completed fiscal year:

(See paragraph 2.7(b) of the Rule)

(Provide details of how value was determined)			N/A	(C)

(Repeat for each other class or series of securities to which paragraph 2.7(b) of the Rule applied)			N/A	(D)

Capitalization for the last completed fiscal year

(Add market value of all
classes and series of	(A) + (B) + (C) + (D) =		$269,541,141
securities)

Participation Fee

(From Appendix A of the
Rule, select the
participation fee beside			$17,200
the capitalization
calculated above)

Late Fee, if applicable			N/A
(As determined under section 2.5 of the Rule)